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EXHIBIT 14

Code of Ethics for Senior Executives of DuPont Photomasks, Inc. ("DPI")
As adopted by DPI's Board of Directors on June 24, 2003

        Each DPI senior executive (vice president or equivalent and above) (each a "Covered Person") is required to adhere to this Code of Ethics. Any failure to observe this Code of Ethics may result in disciplinary action, up to and including termination of employment. This Code of Ethics supplements, and does not replace, DPI's Business Ethics Policy and Procedure. However, in the event of any conflict between this Code of Ethics and DPI's Business Ethics Policy and Procedure, this Code of Ethics will prevail.

        DPI's Chief Executive Officer is accountable for compliance with this Code of Ethics. However, all questions regarding the interpretation and application of this Code of Ethics, and the granting of any waivers with respect to this Code of Ethics, will be resolved by DPI's Board of Directors, in consultation with DPI's General Counsel and outside counsel as appropriate.

1.
Covered Persons must act in an honest and ethical manner, particularly with respect to the honest and ethical handling of actual or apparent conflicts of interest between their personal interests and DPI's interests. Each Covered Person must avoid those conflicts whenever possible, and promptly consult with DPI's General Counsel (or, in the case of a conflict to be reported by DPI's General Counsel, the Chairman of the Audit Committee of the Board of Directors) when he or she becomes aware of his or her involvement in any material interest, transaction or relationship that has created or could reasonably be expected to create such a conflict. In the event of an unavoidable conflict or an interest, transaction or relationship that a Covered Person wishes to pursue despite such a conflict, the Covered Person must request a waiver of this Code of Ethics from DPI's Board of Directors.

2.
Covered Persons must act in good faith, responsibly, with due care, competence and diligence, without withholding, concealing or misrepresenting material facts or allowing their independent judgment to be subordinated to their personal interests.

3.
Covered Persons must perform their job and provide information so as to assist DPI in making full, fair, accurate, timely and understandable disclosures in DPI's periodic reports and other documents filed with or submitted to the Securities and Exchange Commission and in other public communications made by DPI.

4.
Covered Persons must provide their constituents (DPI's Board and senior management, their manager, their peers, and others with whom they interact) with information that is accurate, complete, objective, relevant, timely and understandable.

5.
Covered Persons must comply with all applicable laws, rules and regulations of Federal, state, local and foreign governments and agencies, and all applicable stock exchange listing requirements.

6.
Covered Persons must observe and comply with DPI's Business Ethics Policies and Procedure and other policies and procedures, as in effect from time to time.

7.
Covered Persons must respect the confidentiality of information acquired in the course of their work for DPI except when authorized by their manager or otherwise legally obligated to disclose it. Covered Persons must not use confidential information acquired in the course of their work for personal advantage.

8.
Covered Persons must act responsibly with respect to all assets and resources entrusted to them.

9.
Covered Persons must proactively promote honest and ethical behavior in their work environment.

10.
Covered Persons must report to DPI's General Counsel any evidence of a material violation of this Code of Ethics of which they become aware (or, in the case of a violation to be reported by DPI's General Counsel, the Chairman of the Audit Committee of the Board of Directors). If, in that Covered Person's opinion, the General Counsel does not appropriately respond to the report, or it would be in appropriate or ineffective to report the violation to the General Counsel, that Covered Person must report the matter to the Chairman of the Audit Committee of DPI's Board. Any such report to the Chairman of the Audit Committee may be made anonymously if deemed appropriate by the Covered Person.

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  EXHIBIT 14
Code of Ethics for Senior Executives of DuPont Photomasks, Inc. ("DPI") As adopted by DPI's Board of Directors on June 24, 2003